

January 29, 2020

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
355 South Grand Avenue
Suite 1650
Los Angeles, CA 90071

      Re: HyreCar Inc.
            Form 10-K for Fiscal Year Ended December 31, 2018
            Filed March 28, 2019
            File No. 001-38561

Dear Mr. Furnari:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services